                                                                       EXHIBIT 1



CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Unless the context otherwise requires, references herein to "we", "us", "the company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollars, references to "S$" are to Singapore dollars and references to "NT$" are to New Taiwan dollars. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("US GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.
Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated February 28, 2002. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. FINANCIAL STATEMENTS

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
                FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                 FOR THE THREE MONTHS ENDED JUNE 30,
                                                                                 -----------------------------------
                                                                                   2001                       2002
                                                                                 --------                   --------
Net revenues                                                                     $ 35,266                   $ 51,259
Cost of revenues                                                                  (57,200)                   (60,031)
                                                                                 --------                   --------
Gross loss                                                                        (21,934)                    (8,772)
                                                                                 --------                   --------
Operating expenses:
  Selling, general and administrative                                               8,846                      8,826
  Research and development                                                          3,500                      4,530
  Others, net                                                                           -                         19
                                                                                 --------                   --------
     Total operating expenses                                                      12,346                     13,375
                                                                                 --------                   --------
Operating loss                                                                    (34,280)                   (22,147)
Other income:
  Interest income (expense), net                                                    1,619                     (1,775)
  Foreign currency exchange gain                                                      391                        423
  Other non-operating income, net                                                     780                      1,771
                                                                                 --------                   --------
     Total other income                                                             2,790                        419
                                                                                 --------                   --------
Loss before income taxes                                                          (31,490)                   (21,728)
Income tax benefit (expense)                                                         (217)                       441
                                                                                 --------                   --------
Net loss before minority interest                                                 (31,707)                   (21,287)
Minority interest                                                                       -                       (278)
                                                                                 --------                   --------
Net loss                                                                         $(31,707)                  $(21,565)
                                                                                 --------                   --------
Other comprehensive income:
  Unrealized gain on available-for-sale marketable securities                          59                        160
  Foreign currency translation adjustment                                               -                      1,152
                                                                                 --------                   --------
Comprehensive loss                                                               $(31,648)                  $(20,253)
                                                                                 ========                   ========
Basic net loss per ordinary share                                                $  (0.03)                  $  (0.02)
Diluted net loss per ordinary share                                              $  (0.03)                  $  (0.02)
Basic net loss per ADS                                                           $  (0.32)                  $  (0.22)
Diluted net loss per ADS                                                         $  (0.32)                  $  (0.22)
Ordinary shares (in thousands) used in per ordinary share calculation:
- basic                                                                           989,142                    991,536
- effect of dilutive options                                                            -                          -
                                                                                 --------                   --------
- diluted                                                                         989,142                    991,536
                                                                                 ========                   ========
ADS (in thousands) used in per ADS calculation:
- basic                                                                            98,914                     99,154
- effect of dilutive options                                                            -                          -
                                                                                 --------                   --------
- diluted                                                                          98,914                     99,154
                                                                                 ========                   ========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
                               COMPREHENSIVE LOSS
                FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                             FOR THE SIX MONTHS ENDED JUNE 30,
                                                                           --------------------------------------
                                                                              2001                        2002
                                                                           ---------                    ---------
Net revenues                                                               $  83,894                    $  90,663
Cost of revenues                                                            (115,743)                    (113,259)
                                                                           ---------                    ---------
Gross loss                                                                   (31,849)                     (22,596)
                                                                           ---------                    ---------
Operating expenses:
  Selling, general and administrative                                         20,694                       17,850
  Research and development                                                     7,023                        8,688
  Others, net                                                                     82                          149
                                                                           ---------                    ---------
     Total operating expenses                                                 27,799                       26,687
                                                                           ---------                    ---------
Operating loss                                                               (59,648)                     (49,283)
Other income:
  Interest income (expense), net                                               3,509                       (1,784)
  Foreign currency exchange gain                                                 333                          622
  Other non-operating income, net                                              1,937                        2,232
                                                                           ---------                    ---------
     Total other income                                                        5,779                        1,070
                                                                           ---------                    ---------
Loss before income taxes                                                     (53,869)                     (48,213)
Income tax benefit (expense)                                                    (821)                         300
                                                                           ---------                    ---------
Net loss before minority interest                                            (54,690)                     (47,913)
Minority interest                                                                  -                         (205)
                                                                           ---------                    ---------
Net loss                                                                   $ (54,690)                   $ (48,118)
                                                                           ---------                    ---------
Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                                                          69                          489
  Foreign currency translation adjustment                                          -                          760
                                                                           ---------                    ---------
Comprehensive loss                                                         $ (54,621)                   $ (46,869)
                                                                           =========                    =========
Basic net loss per ordinary share                                          $   (0.06)                   $   (0.05)
Diluted net loss per ordinary share                                        $   (0.06)                   $   (0.05)
Basic net loss per ADS                                                     $   (0.55)                   $   (0.49)
Diluted net loss per ADS                                                   $   (0.55)                   $   (0.49)

Ordinary shares (in thousands) used in per ordinary
 share calculation:
- basic                                                                      988,523                      991,000
- effect of dilutive options                                                       -                            -
                                                                           ---------                    ---------
- diluted                                                                    988,523                      991,000
                                                                           =========                    =========
ADS (in thousands) used in per ADS calculation:
- basic                                                                       98,852                       99,100
- effect of dilutive options                                                       -                            -
                                                                           ---------                    ---------
- diluted                                                                     98,852                       99,100
                                                                           =========                    =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS OF DECEMBER 31, 2001 AND JUNE 30, 2002
                           IN THOUSANDS OF US DOLLARS

                                                                         DECEMBER 31,                 JUNE 30,
                                                                             2001                       2002
                                                                         ------------                ---------
ASSETS
Current assets:
  Cash and cash equivalents                                                $115,214                  $ 130,092
  Accounts receivable, net                                                   25,584                     37,858
  Amounts due from ST and ST affiliates                                       1,793                      2,008
  Other receivables                                                           6,047                      8,669
  Inventories                                                                 7,262                      9,374
  Marketable securities                                                       3,680                     13,858
  Prepaid expenses                                                           20,737                     17,124
  Other current assets                                                        1,067                      9,137
                                                                           --------                  ---------
     Total current assets                                                   181,384                    228,120
Property, plant and equipment, net                                          347,262                    389,684
Marketable securities                                                        20,121                    114,565
Prepaid expenses                                                             14,486                      8,143
Goodwill                                                                      1,321                      1,321
Other assets                                                                 12,004                     23,856
                                                                           --------                  ---------
     Total Assets                                                          $576,578                  $ 765,689
                                                                           ========                  =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt                                   $ 14,045                  $  14,399
  Current obligations under capital leases                                    2,564                      6,400
  Accounts payable                                                           13,692                     11,465
  Amounts due to ST and ST affiliates                                         2,473                      2,729
  Accrued operating expenses                                                 14,684                     19,740
  Other payables                                                             23,051                     41,751
  Income taxes payable                                                        1,428                      1,130
                                                                           --------                  ---------
     Total current liabilities                                               71,937                     97,614
Other non-current liabilities                                                 4,605                      5,656
Obligations under capital leases                                              7,689                      7,806
Long-term debt, excluding current installments                               14,045                     19,129
Convertible notes                                                                 -                    201,826
                                                                           --------                  ---------
     Total liabilities                                                       98,276                    332,031
Minority interests                                                           25,507                     26,475
Shareholders' equity:
Share capital                                                               159,961                    160,283
Additional paid-in capital                                                  387,652                    388,587
Accumulated other comprehensive loss                                         (9,941)                    (8,692)
Retained deficit                                                            (84,877)                  (132,995)
                                                                           --------                  ---------
    Total shareholders' equity                                              452,795                    407,183
                                                                           --------                  ---------
    Total Liabilities and Shareholders' Equity                             $576,578                  $ 765,689
                                                                           ========                  =========

See accompanying notes to unaudited condensed consolidated financial statements.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002
                           IN THOUSANDS OF US DOLLARS

                                                                                           FOR THE SIX MONTHS ENDED JUNE 30,
                                                                                           ---------------------------------
                                                                                             2001                    2002
                                                                                           --------                ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                  $ (54,690)               $ (48,118)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization                                                              62,176                   59,971
  Loss on sale of property, plant and equipment                                                  82                      238
  Accretion of the discount on convertible notes                                                  -                    1,825
  Deferred income taxes                                                                        (300)                    (857)
  Exchange gain                                                                                (333)                    (331)
  Minority interest in income in subsidiary                                                       -                      205
  Others                                                                                          -                     (567)
Changes in operating working capital:
  Accounts receivable                                                                        30,106                  (11,954)
  Amounts due from ST and ST affiliates                                                       6,417                     (310)
  Inventories                                                                                 6,220                   (2,111)
  Other receivables, prepaid expenses and other assets                                        8,166                   (1,251)
  Accounts payable, accrued operating expenses and
   other payables                                                                           (22,424)                   1,396
  Amounts due to ST and ST affiliates                                                           514                      230
                                                                                           --------                ---------
Net cash provided by (used in) operating activities                                          35,934                   (1,634)
                                                                                           --------                ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale or maturity of marketable securities                                      11,900                    1,399
Purchases of marketable securities                                                           (8,670)                (105,527)
Proceeds from maturity of short-term deposits                                                10,000                        -
Purchases of property, plant and equipment                                                  (36,545)                 (62,861)
Proceeds from sale of property, plant and equipment                                           2,186                        8
                                                                                           --------                ---------
Net cash used in investing activities                                                       (21,129)                (166,981)
                                                                                           --------                ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                                                  (7,366)                  (7,013)
Proceeds from issuance of convertible notes                                                       -                  195,032
Proceeds from issuance of long-term debt                                                          -                   11,867
Increase in restricted cash                                                                       -                  (12,121)
Grants received                                                                                   -                    1,150
Capital lease payments                                                                            -                   (7,726)
Proceeds from issuance of shares                                                                698                    1,778
                                                                                           --------                ---------
Net cash provided by (used in) financing activities                                          (6,668)                 182,967
                                                                                           --------                ---------
Net increase  in cash and cash equivalents                                                    8,137                   14,352
Effect of exchange rate changes on cash and
 cash equivalents                                                                              (674)                     526
Cash and cash equivalents at beginning of the period                                        141,733                  115,214
                                                                                           --------                ---------
Cash and cash equivalents at end of the period                                             $149,196                $ 130,092
                                                                                                                   =========
Cash paid for:
  Interest                                                                                 $    767                $     513
  Income taxes                                                                             $  2,244                $     804

See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan, Taiwan and Germany, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of June 30, 2002, we were 71.80% owned by Singapore Technologies Pte Ltd and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with US GAAP and reflect normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended June 30, 2001 and June 30, 2002, the five largest customers collectively accounted for approximately 72.0% and 64.7% of revenues, respectively. During the six-month periods ended June 30, 2001 and June 30, 2002, the five largest customers collectively accounted for approximately 64.1% and 67.1% of revenues, respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's major customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the state of the semiconductor industry and the demand for end-use applications products such as communications equipment and personal computers, pricing pressures and declines in average selling prices, reliance on a small group of principal customers, decisions by customers to discontinue outsourcing of test and assembly services, changes in customer order patterns, rescheduling or canceling of customer orders, changes in product mix, capacity utilization, availability of financing, level of competition, continued success in technological innovations, delays in acquiring or installing new equipment, shortages in supply of key components, exchange rate fluctuations, litigation and fluctuations in quarterly operating results.


7.   DERIVATIVE INSTRUMENTS

     The Company uses derivative instruments such as forward foreign currency swaps, foreign currency contracts and options and interest rate swaps to reduce the financial risks associated with certain assets and liabilities and does not use them for trading or speculative purposes.

     During the quarter ended June 30, 2002, the Company had entered into foreign currency contracts to mitigate financial risks associated with employee costs, material costs and other costs denominated in Singapore dollars. Hedge accounting has not been applied in respect of these instruments. These instruments are carried at fair value within other current assets on the Company's balance sheet. Gains and losses on these instruments are included in foreign currency exchange gain.

     In addition, the Company had entered into an interest rate swap contract related to an investment made in a marketable debt security. Hedge accounting has not been applied in respect of the interest rate swap. The interest rate swap contract is carried at fair value within other current assets on the Company's balance sheet. Gains and losses on the interest rate swap contract are included in other non-operating income.


8.   INVENTORIES

     Inventories at December 31, 2001 and June 30, 2002 consist of (in thousands):

                                                         DECEMBER 31,               JUNE 30,
                                                            2001                       2002
                                                         ------------               --------
     Raw materials                                         $ 8,687                  $ 9,307
     Factory supplies                                        1,352                    1,159
     Work-in-progress                                        1,580                    1,602
     Finished goods                                            736                      796
                                                           -------                  -------
                                                            12,355                   12,864
     Allowance for inventory obsolescence                   (5,093)                  (3,490)
                                                           -------                  -------
                                                           $ 7,262                  $ 9,374
                                                           -------                  -------

9.   1.75% CONVERTIBLE NOTES DUE 2007

     In March 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per annum to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require the Company to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

10.  STOCK OPTION PLAN

     The Company measures stock-based employee compensation cost for financial statement purposes in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations. Had the Company determined compensation for the Share Option Plan under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                                   FOR THE THREE MONTHS               FOR THE SIX MONTHS
                                                                      ENDED JUNE 30,                     ENDED JUNE 30,
                                                                 -------------------------         -------------------------
                                                                   2001             2002             2001             2002
                                                                 --------         --------         --------         --------
     Net loss:
     As reported                                                 $(31,707)        $(21,565)        $(54,690)        $(48,118)
     Pro forma                                                   $(36,241)        $(22,999)        $(63,448)        $(53,044)

     Basic and diluted net loss per ordinary share:
     As reported                                                 $  (0.03)        $  (0.02)        $  (0.06)        $  (0.05)
     Pro forma                                                   $  (0.04)        $  (0.02)        $  (0.06)        $  (0.05)

     Basic and diluted net loss per ADS:
     As reported                                                 $  (0.32)        $  (0.22)        $  (0.55)        $  (0.49)
     Pro forma                                                   $  (0.37)        $  (0.23)        $  (0.64)        $  (0.54)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenues for the periods indicated:

                                                                   THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                        JUNE 30,                      JUNE 30,
                                                                 ---------------------         ---------------------
                                                                  2001           2002           2001           2002
                                                                 ------         ------         ------         ------
                                                                          (AS A PERCENTAGE OF NET REVENUES)
Net revenues                                                      100.0%         100.0%         100.0%         100.0%
Cost of revenues                                                 (162.2)        (117.1)        (138.0)        (124.9)
                                                                 ------         ------         ------         ------
Gross loss                                                        (62.2)         (17.1)         (38.0)         (24.9)
                                                                 ------         ------         ------         ------
Operating expenses:
  Selling, general and administrative                              25.1           17.3           24.7           19.7
  Research and development                                          9.9            8.8            8.4            9.6
  Others, net                                                         -            0.0            0.1            0.2
                                                                 ------         ------         ------         ------
     Total operating expenses                                      35.0           26.1           33.2           29.5
                                                                 ------         ------         ------         ------

Operating loss                                                    (97.2)         (43.2)         (71.2)         (54.4)

Other income:
  Interest income (expense), net                                    4.6           (3.5)           4.2           (2.0)
  Foreign currency exchange gain                                    1.1            0.8            0.4            0.7
  Other non-operating income, net                                   2.2            3.5            2.3            2.5
                                                                 ------         ------         ------         ------
     Total other income                                             7.9            0.8            6.9            1.2
                                                                 ------         ------         ------         ------

Loss before income taxes                                          (89.3)         (42.4)         (64.3)         (53.2)
Income tax benefit (expense)                                       (0.6)           0.9           (1.0)           0.3
                                                                 ------         ------         ------         ------
Net loss before minority interest                                 (89.9)         (41.5)         (65.3)         (52.9)
Minority interest                                                     -           (0.5)             -           (0.2)
                                                                 ------         ------         ------         ------
Net loss                                                          (89.9)         (42.0)         (65.3)         (53.1)
                                                                 ------         ------         ------         ------
Other comprehensive income:
  Unrealized gain on available-for-sale
   marketable securities                                            0.2            0.3            0.1            0.6
  Foreign currency translation adjustment                             -            2.2              -            0.8
                                                                 ------         ------         ------         ------
Comprehensive loss                                                (89.7)%        (39.5)%        (65.2)%        (51.7)%
                                                                 ------         ------         ------         ------


THREE MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2002

NET REVENUES. Net revenues increased 45.3% from $35.3 million in the three months ended June 30, 2001 to $51.3 million in the three months ended June 30, 2002. The increase in net revenues was due to an increase in unit shipments in both test and assembly, offset by the decrease in average selling prices ("ASPs") for both assembly and test businesses. In addition, Winstek Semiconductor Corporation, a subsidiary acquired in the third quarter of 2001, contributed $4.1 million to net revenues in the current quarter. Net revenues from test services increased 69.5% from $15.1 million in the three months ended June 30, 2001 to $25.6 million in the three months ended June 30, 2002. Net revenues from assembly services increased 27.2% from $20.2 million in the three months ended June 30, 2001 to $25.7 million in the three months ended June 30, 2002.

COST OF REVENUES AND GROSS LOSS. Cost of revenues increased by 4.9% from $57.2 million in the three months ended June 30, 2001 to $60.0 million in the three months ended June 30, 2002. However, cost of revenues as a percentage of sales decreased from 162.2% in the three months ended June 30, 2001 to 117.1% in the three months ended June 30, 2002, resulting in a smaller gross loss in the current quarter. Gross loss in the current quarter was $8.8 million, or a gross margin of negative 17.1%, as compared to gross loss of $21.9 million, or a gross margin of negative 62.2%, in the same quarter a year ago. This improvement was due principally to the increase in utilization rates and higher net revenues in the current quarter.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $29.2 million for both quarters. This represented 82.7% of net revenues in the three months ended June 30, 2001 and 56.9% of net revenues in the three months ended June 30, 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which includes stock-based compensation was $8.8 million for both quarters. This represented 25.1% of net revenues in the three months ended June 30, 2001 and 17.2% of net revenues in the three months ended June 30, 2002.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 29.4% from $3.5 million, or 9.9% of net revenues, in the three months ended June 30, 2001, to $4.5 million, or 8.8% of net revenues, in the three months ended June 30, 2002. These expenses were incurred to enhance our testing and advanced packaging technologies and new capabilities such as wafer bumping.

NET INTEREST INCOME (EXPENSE). Net interest income decreased from $1.6 million in the three months ended June 30, 2001 to net interest expense of $1.8 million in the three months ended June 30, 2002. Net interest income consisted of interest income of $1.9 million and interest expense of $0.3 million in the three months ended June 30, 2001 and interest income of $1.4 million and interest expense of $3.2 million in the three months ended June 30, 2002. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current quarter was due primarily to the general decline in the interest rate environment. The higher interest expense was primarily due to our convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE GAIN. We recognized an exchange gain of $0.4 million for the current quarter and for the same quarter a year ago, due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $0.8 million in the three months ended June 30, 2001 to $1.8 million in the three months ended June 30, 2002. The increase was primarily due to a gain arising from an interest-rate swap transaction in respect of a marketable debt security.

INCOME TAX BENEFIT (EXPENSE). Income tax expense was $0.2 million and income tax benefit was $0.4 million in the three months ended June 30, 2001 and June 30, 2002, respectively. The income tax expense for both periods was primarily due to Singapore tax on interest income generated from investment of excess cash in fixed-term time deposits and marketable debt securities. Income tax expense was net of a deferred income tax benefit of $0.3 million in the three months ended June 30, 2001 and $0.9 million in the three months ended June 30, 2002.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.

SIX MONTHS ENDED JUNE 30, 2001 AND JUNE 30, 2002

NET REVENUES. Net revenues increased 8.1% from $83.9 million in the six months ended June 30, 2001 to $90.7 million in the six months ended June 30, 2002. The increase in net revenues was due to an increase in unit shipments in both test and assembly, offset by the decrease in average selling prices ("ASPs") for both assembly and test businesses. In addition, Winstek Semiconductor Corporation, a subsidiary acquired in the third quarter of 2001, contributed $6.2 million to net revenues in the six months ended June 30, 2002. Net revenues from test services increased 13.1% from $38.1 million in the six months ended June 30, 2001 to $43.1 million in the six months ended June 30, 2002. Net revenues from assembly services increased 3.9% from $45.8 million in the six months ended June 30, 2001 to $47.6 million in the six months ended June 30, 2002.

COST OF REVENUES AND GROSS LOSS. Cost of revenues decreased by 2.1% from $115.7 million in the six months ended June 30, 2001 to $113.3 million in the six months ended June 30, 2002. Cost of revenues as a percentage of sales decreased from 138.0% in the six months ended June 30, 2001 to 124.9% in the six months ended June 30, 2002, resulting in a smaller gross loss in the current six-month period. Gross loss in the current six-month period was $22.6 million, or a gross margin of negative 24.9%, as compared to gross loss of $31.8 million, or a gross margin of negative 38.0%, in the same six-month period a year ago. This improvement was due principally to the increase in utilization rates and higher net revenues.

Depreciation expense and cost of leasing testers (included in cost of revenues) was $59.6 million, or 71.0% of net revenues in the six months ended June 30, 2001 and $55.9 million, or 61.6% of net revenues in the six months ended June 30, 2002.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses which includes stock-based compensation decreased 13.7% from $20.7 million in the six months ended June 30, 2001 to $17.9 million in the six months ended June 30, 2002. The decrease in selling, general and administrative expenses was a result of cost reduction initiatives put in place in 2001.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased 23.7% from $7.0 million, or 8.4% of net revenues, in the six months ended June 30, 2001, to $8.7 million, or 9.6% of net revenues, in the six months ended June 30, 2002. These expenses were incurred to enhance our testing and advanced packaging technologies and new capabilities such as wafer bumping.

NET INTEREST INCOME (EXPENSE). Net interest income was $3.5 million in the six months ended June 30, 2001 compared to net interest expense of $1.8 million in the six months ended June 30, 2002. Net interest income consisted of interest income of $4.2 million and interest expense of $0.7 million in the six months ended June 30, 2001 and interest income of $2.2 million and interest expense of $4.0 million in the six months ended June 30, 2002. Interest income was earned on our marketable debt securities and fixed-term time deposits with various financial institutions. The lower interest income earned in the current six month was due primarily to the general decline in the interest rate environment. The higher interest expense was primarily due to our convertible notes issued in March 2002.

FOREIGN CURRENCY EXCHANGE GAIN. We recognized exchange gains of $0.3 million in the six months ended June 30, 2001 and $0.6 million in the six months ended June 30, 2002 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and the Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $1.9 million in the six months ended June 30, 2001 to $2.2 million in the six months ended June 30, 2002. The increase was primarily due to a gain arising from an interest-rate swap transaction in respect of a marketable debt security.

INCOME TAX BENEFIT (EXPENSE). Income tax expense was $0.8 million and income tax benefit was $0.3 million in the six months ended June 30, 2001 and June 30, 2002, respectively. The income tax expense for both periods was due to Singapore tax on interest income generated principally from investment of excess cash in fixed-term time deposits and marketable debt securities. Income tax expense was net of a deferred income tax benefit of $0.3 million for the six months ended June 30, 2001 and $0.9 million for the six months ended June 30, 2002.

The Company has been granted pioneer trade enterprise status in Singapore from January 1, 1996 to December 31, 2003. As a result, income derived during this period, from our pioneer trade (test and assembly services including wafer probe) is exempt from Singapore income tax, subject to compliance with certain conditions. The pioneer status exemption does not apply to interest income earned and such interest income is subject to tax at the applicable corporate income tax rate.


LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2002, our principal sources of liquidity included $130.0 million in cash and cash equivalents and $128.4 million in marketable securities. In addition, we have $20.0 million of banking and credit facilities consisting of short-term advances and bank guarantees of which we had utilized $1.3 million in the form of bank guarantees as of June 30, 2002. Interest on any future borrowings under the unutilized facilities will be charged at the bank's prevailing rate. As of June 30, 2002, our subsidiary, Winstek Semiconductor Corporation, has NT$24.7 million (or approximately $0.7 million, based on the Noon Buying Rate in the City of New York on June 28, 2002 of NT$33.46 to US$1.00) of unutilized working capital facilities from various banks and financial institutions.

As of June 30, 2002, we had borrowings totaling $249.5 million comprising primarily $201.8 million due to our convertible note holders, $21.6 million outstanding on a loan from EDB, a related party, obligations under capital leases amounting to $14.2 million and a bank loan of $11.9 million taken up by our subsidiary, Winstek.

The long-term loan agreement was entered into with EDB on June 5, 1998 for a sum of S$90 million. The loan is denominated in Singapore dollars, payable semi-annually and bears interest at 1% over the prevailing annual interest rate declared by the Central Provident Fund Board ("CPF Board"), a statutory board of the Government of Singapore. The interest rate declared by the CPF Board was 2.5% at June 30, 2002. The principal amount is repayable over seven equal semi-annual installments commencing from September 2000 and ending in September 2003. The loan is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case, without prior lender consent. The capital leases were taken up to finance the purchase of new testers.

In March, 2002, the Company issued $200 million of senior unsecured and unsubordinated convertible notes due March 18, 2007. The convertible notes bear interest at the rate of 1.75% per annum and have a yield to maturity of 4.91%. At the maturity date, the Company will pay to the note holders 117.665% of the principal amount. The notes can be converted into the Company's ordinary shares or, subject to certain limitations, American Depositary Shares (ADSs), each of which currently represents ten ordinary shares, at a conversion price of S$3.408 per ordinary share (at a fixed exchange rate of US$1.00 = S$1.8215). The conversion price may be subject to adjustments for certain events. The Company may elect to satisfy its obligations to deliver ordinary shares or ADSs through delivery of cash in accordance with the terms of the notes. The Company may redeem all or a portion of the convertible notes at any time on or after March 18, 2004 at a price to yield of 4.91% per year to the redemption date if the Company's shares or ADSs trade at or above 125% of the conversion price for a period of 20 trading days in any 30 consecutive trading day period. The note holders may require the Company to repurchase all or a portion of their notes on March 18, 2005 at a price equal to 110.081% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest accrued to the date of redemption. In addition, upon the occurrence of certain repayment events, including a change in control, on or prior to March 18, 2007, each note holder may require us to repurchase all or a portion of such holder's notes at a price to yield of 4.91% per year to the redemption date.

Net cash used in operating activities totaled $1.6 million for the six months ended June 30, 2002 compared to net cash provided by operating activities of $35.9 million for the six months ended June 30, 2001. The net cash used in operating activities of $1.6 million for the six months ended June 30, 2002 was due primarily to negative working capital changes arising from an increase in accounts receivable as a result of higher revenues. Net cash provided by operating activities for the six months ended June 30, 2001 was primarily due to positive working capital changes resulting mainly from the collection of accounts receivable, offset by the effect of timing of payment to suppliers.

Net cash used in investing activities totaled $167.0 million for the six months ended June 30, 2002 and $21.1 million for the six months ended June 30, 2001. The net cash used in investing activities of $167.0 million for the six months ended June 30, 2002 consisted of capital expenditures of $62.9 million and purchases of marketable debt securities of $105.5 million. This was reduced by receipts of $1.4 million from the maturity and sale of marketable debt securities. The net cash used in investing activities of $21.1 million for the six months ended June 30, 2001 consisted of capital expenditures of $36.5 million and purchase of marketable debt securities of $8.7 million. This was reduced by receipts of $11.9 million from the maturity of marketable debt securities, $10.0 million from the maturity of short-term deposits and $2.2 million from the disposal of equipment.

Capital expenditures were mainly for additions of wafer bumping equipment, high-end testers, fine pitch wirebonders, peripherals, equipment upgrades and IT systems enhancements. Our budget for capital expenditures for the year 2002 is $150 million, compared to actual expenditures of $62.4 million in 2001. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future businesses. Some of these acquisitions or investments could be material.

Net cash provided by financing activities was $183.0 million for the six months ended June 30, 2002, compared to net cash used in financing activities of $6.7 million for the six months ended June 30, 2001. Cash provided by financing activities of $183.0 million for the six months ended June 30, 2002 consisted of net proceeds from the issuance of convertible notes in March 2002 of $195.0 million, long-term bank borrowings of $11.9 million, receipt of government grants of $1.2 million and proceeds from the issuance of shares of $1.8 million. This was reduced by the repayment of an installment due on the long-term EDB loan of $7.0 million, cash pledged against borrowings of $12.1 million and rental payments for capital leases of $7.7 million. Cash used in financing activities for the six months ended June 30, 2001 consisted mainly of the repayment of an installment due on the long-term EDB loan.


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar which we use for the majority of our operations.

We have adopted a foreign currency hedging policy and may utilize foreign currency swaps, foreign currency contracts and options. The goal of the hedging policy is to effectively manage risks associated with fluctuations in foreign currency exchange rates and interest rates. However, we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

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